09041158

SEC Mail Processing Section
SEP 28 2009
Washington, DC
106

NITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 16538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/08 (MM/DD/YY) AND ENDING 04/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wadsworth Investment Co Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

879 Church Street, Rte 68
(No. and Street)

Wallingford (City) CT (State) 06492 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William F Wadsworth Sr 203 269-9730 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Staresinic, Stephen J
(Name – *if individual, state last, first, middle name*)

Werastrasse 105 (Address) Stuttgart (City) Germany (State) 70190 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KG 10/2

10/2

OATH OR AFFIRMATION

I, William F. Wadsworth, Sr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wadsworth Investment Co., Inc, as of April 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA M. SCRIBNER
NOTARY PUBLIC
MY COMMISSION EXPIRES MAR. 31, 2013

Signature

Pres.
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIPC Supplemental Report pursuant to SEC Rule 17a-5(e)(4)

To the President
Wadsworth Investment Co, Inc.
879 Church Street, Rte 68
Wallingford, CT 06492

I have examined the SIPC general assessment of Wadsworth Investment Co., Inc. (WIC) for the year ended April 30, 2009 and its reconciliation with financial statements of. (WIC) as of April 30, 2009.

WIC made a single payment to SIPC during the year ended April 30, 2009, the minimum annual membership fee of $150 on January 6, 2009. The Form SIPC-7T was filed on June 25, 2009.

I have compared the assessment payment recorded and its respective cash disbursement and have verified the accuracy the Annual General Assessment Reconciliation (Form SIPC-7) as well as comparing the Form SIPC-7 with the working papers supporting its data and with the working papers supporting the recorded income and other accounts of WIC for the year ended April 30, 2009.

WIC has not applied for an exclusion from membership in the SIPC.

In my opinion, the assessment was determined fairly in accordance with applicable instructions and forms and was duly paid.

This report is inteded solely for the information and use of the management of Wadsworth Investment Co., Inc. and the Financial Industry Regulatory Authority and is not intended to be and should not be used by anyone other than these specific parties.

Stephen J. Staresinic
Certified Public Accountant
September 21, 2009